Exhibit 11.2.

Magyar Telekom Group’s

Financial Code of Ethics for Treasury and Financial Managers

Copyright Magyar Telekom Plc. All rights reserved

1.                Honest and Ethical Conduct

1.1.   Magyar Telekom Group is committed to observe the highest requirements of ethical business conduct, and, accordingly, its treasury and financial managers (hereafter: manager)(1) shall at all times display honest and ethical conduct in every respect while performing their workplace obligations.

1.2.   The manager shall always be obliged to maintain relationships aligned with the highest-level conduct and business standards with Magyar Telekom Group’s investors, customers, suppliers, employees and the authorities. As all Magyar Telekom Group’s employees, managers, too, must always exercise their best knowledge.

1.3.   In accordance with Deutsche Telekom Group and Magyar Telekom Group’s Code of Conduct the manager shall fully comply with all relevant paragraphs of the Code of Conduct and shall avoid even the appearance of any assumed non-compliance. Any potential or real conflict of interest shall be immediately reported to according to the directives regulating conflict of interest.

2.                Delivery of Information

2.1.   Every manager is accountable for demanding and assuring the completeness, correctness, precision of the information communicated in a commonly understandable and timely manner in the documents and reports which Magyar Telekom Group renders available or submits at the request of some governmental or regulatory organization or authority or brings to the notice of the public in any other way. This involves information extended to stock exchanges (including Budapest and the New York Stock Exchange), the shareholders, employees and the public at large.

2.2.   In compliance with Deutsche Telekom Group and Magyar Telekom Group’s Code of Conduct the managers must observe the confidentiality paragraphs the Financial Code of Ethics.

2.3.   While discharging their duties, a manager shall not falsify facts. A manager is considered to falsify facts in particular in the following cases:

•                  Willfully including false or misleading statements in financial reports or files,

•                 Permitting others to do so or issuing an instruction to this effect,

•                  Failing to correct false or misleading financial reports or files,

•                  Signing any document or permitting others to sign a document that contains false or misleading information,

•                 Providing any misleading response or failing to respond to specific inquiry of Magyar Telekom Group’s external auditors.

(1) See section 5.4., CEO Directive of 428 for the list of treasury and financial managers.

3.                Compliance with Legislation

3.1.   A manager is obliged to take care that Magyar Telekom Group should comply with and respect all relevant laws in terms of their letter and spirit alike, as well as any rule and other provision that is valid in the legislative areas to which Magyar Telekom Group’s business activity belongs, including provisions concerning accounting and controlling activities. The obligation to comply with legislation also includes compliance with laws, rules, regulations and ethical standards that apply to cases when the manager personally trades Magyar Telekom Group’s shares, and, respectively, when the manager uses Magyar Telekom Group related information not intended for public use. Transactions in Magyar Telekom Group’s securities are governed by Magyar Telekom Group’s rules of insider trading that do not constitute a part of the Financial Code of Ethics. Every manager shall be obliged to provide their personal support towards promoting the basic group-level principle, on the basis of which information mentioned in statements or information of a financial nature shall be recorded in the fullest and most precise manner possible as prescribed by the relevant accounting regulations.

3.2.   It is also the managers’ responsibility to continuously operate and regularly assess at Magyar Telekom Group procedures that provide for the adequate indication of any event when somebody deviates from Magyar Telekom Group’s basic principle of requiring compliance with every relevant accounting regulation.

3.3.   The Financial Code of Ethics is not a collection of every law, regulation or standard that applies to Magyar Telekom Group and its employees. It is the responsibility of each manager to adhere to all applicable requirements and prohibitions imposed by concerning laws, rules and regulations, including those relating to accounting and auditing matters.

4.                Internal settlement

4.1.   If any manager is concerned that any other manager or some other person acting upon the instruction of a manager acts or is in default through which the provisions of the Financial Code of Ethics may have been violated, the manager shall be obliged to immediately inform the Group Compliance Director or report the violation to the Ethicsline. (Access and detailed guideline is included in the Code of Conduct.) Any failure to do so shall amount to a violation of the Financial Code of Ethics. The reporting person may not suffer any repercussion for making a report in good faith.

4.2.   In addition to the above every manager shall be obliged to immediately inform the Group Compliance Director or the Ethicsline of any information the he/she learned especially with respect to the following:

•                Any weakness or shortcoming in Magyar Telekom Group’s procedures that would detrimentally influence Magyar Telekom Group’s ability to record, process, compile, collect and enter its financial data into its books or, respectively, there is a good reason to believe that it might have an impact of this kind,

•                 Irrespective of the gravity or the amount concerned any fraud in which managers or any other employees are involved who play an important role in the preparation of Magyar

Telekom Group’s financial statements or data servicing are involved,

•                 Violation of any law, regulation or standard with respect to Magyar Telekom Group or its operation if the violation has been committed by Magyar Telekom Group or any of its employees, consultants, contractual partners or agents,

•                 Unethical, dishonest or illegal conduct or action that violates the Code of Conduct, Financial Code of Ethics or any Magyar Telekom Group guideline if the person involved in it is an employee who plays a major role in the operation of Magyar Telekom Group’s financial reports, data servicing and related procedures.

5.                Accountability for Compliance with the Rules

5.1.   The manager shall be personally responsible for acting in compliance with the letter and the spirit of the provisions contained in the Financial Code of Ethics.

5.2.   Those violating the Financial Code of Ethics shall be accountable in accordance with the Labour Code, Civil Code and the internal regulations of Magyar Telekom Plc.

5.3.   The punishment used depending on the gravity of the act and the culpability of the employee may be: verbal or written warning, a detrimental legal consequence established on account of a failure to comply with an employment related obligation, termination of employment or any other legal consequence, in line with the legislative and internal rules.

5.4.   If the gross violation of obligation inflicts damage on the employer, employer may oblige the manager concerned to pay damages.